BC FORM 51-102F3

Material Change Report

Item 1.

Name and Address of Company

State the full name and address of your company and the address of its principal office in Canada.

TERYL RESOURCES CORP.

#240 – 11780 Hammersmith Way

Richmond, BC   V7A 5E9

Phone:  (604) 278-5996

Item 2.

Date of Material Change

State the date of the material change.

August 8, 2011

Item 3.

News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National

Instrument 51-102.

August 8, 2011

The press release relating to this material change was distributed and filed by,

Marketwire, Marketnews Publishing, Inc. and Stockwatch on August 8, 2011.

Item 4.

Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The Company wishes to  retract its  news release dated  August 3,  2011 and  is issuing this release with the intent that it supersede and replace the prior release.

Teryl  Resources  Corp.  is  pleased  to  announce  that  a  drilling  program  is  planned this  season  on  the  Company’s  Westridge  Property,  subject  to  adequate  financing,  to test several anomalous gold targets.

Item 5.

Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure that should be sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some  examples  of  significant  facts  relating  to  the  material  change  include:  dates,  parties,  terms  and conditions,  description  of  any  assets,  liabilities  or  capital  affected,  purpose,  financial  or  dollar  values,

reasons  for  the  change,  and  a  general  comment  on  the  probable  impact  on  the  issuer  or  its  subsidiaries.

Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

For a full description of the material change, see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument

51-102, state the reasons for that reliance.

Not applicable.

Instruction:

Refer to subsections 7.1(5) and (7) of National Instrument 51-102 concerning continuing obligations in respect of reports filed under subsection 7.1(2) of National Instrument 51-102.

Item 7.

Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In  a  separate  letter  to  the  applicable  regulator  or  securities  regulatory  authority  marked  “Confidential”

provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulatory or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not applicable.

Instruction:

In  certain  circumstances  where  a  material  change  has  occurred  and  a  material  change  report  has  been  or  is about  to  be  filed  but  section  85  of  the  Act  will  no  longer  or  will  not  be  relied  upon,  a  reporting  issuer  may nevertheless believe  one or more  significant facts  otherwise  required  to  be  disclosed  in the  material change report  should  remain  confidential  and  not  be  disclosed  or  not  be  disclosed  in  full  detail  in  the  material change report.

Item 8.

Executive Officer

Give   the   name   and   business   telephone   number   of   an   executive   officer   of   your   company   who   is

knowledgeable about the  material  change and  the  Report, or  an  officer  through  whom the  executive  officer may be contacted.

John G. Robertson

President

(604) 278-5996

Item 9.

Date of Report

DATED at Richmond, British Columbia this 11th day of   August    , 2011.

TERYL RESOURCES CORP.

Per:

“John Robertson”

(Authorized Signatory)

John Robertson, President

(Print name and title)

SCHEDULE “A”

TERYL RESOURCES CORP.

#240 – 11780 Hammersmith Way

Richmond, BC  V7A 5E9

Phone:  604-278-5996     Fax:  604-278-3409

Toll Free: 800-665-4616

www.terylresources.com

N E W  S   R E L E  A S E

Teryl Resources Corp.

(the “Company”)

TSX Venture Exchange: TRC.V

OTCBB: TRYLF

TERYL RESOURCES CORP. ANNOUNCES DRILL PROGRAM TO

COMMENCE ON 100% OWNED  WESTRIDGE PROPERTY,

FAIRBANKS, ALASKA

For   Immediate   Release:   August   8,   2011.    Vancouver,   BC   –   Teryl   Resources   Corp.   (TSX   Venture

Exchange:  TRC.V,  OTCBB:  TRYLF)  wishes  to  retract  its  news  release  dated  August  3,  2011  and  is issuing this release with the intent that it supersede and replace the prior release.

Teryl  Resources  Corp.  is  pleased  to  announce  that  a  drilling  program  is  planned  this  season  on  the

Company’s  Westridge  Property,  subject  to  adequate  financing,  to  test  several  anomalous  gold  targets.

The  Westridge  claims  are  35  kiolmetres  (22  miles),  by  road,  north  of  Fairbanks,  Alaska  and  lies  3.2 kilometres  (2  miles)  south  of  the  True  North  Prospect,  which  was  previously  purchased  by  Kinross  for  96 million  dollars  of  shares  and  cash  and  is reported  to  host  1.3  million  ounces  of gold with a grade of 0.072 ounces of gold per ton.

Previous  announced  exploration  results  (See  September  29,  2004  News  Release)  from  the  Westridge

Property include:

Rock  and  soil  sampling  conducted  approximately  1,600  meters  west  of  the  Old  Glory  prospect where  the  Company  discovered  significant  gold  mineralization  in  2003  (see  News  Release dated  April  28,  2004).  Exploration  in  the  newly  discovered  area  was  prompted  by  past  soil sampling  conducted  by  Amax  Gold  that  indicated  anomalous  gold  and  arsenic  in  soils  on  the

ridgeline  between  Moose  Creek  #1  and  Moose  Creek  #2.   Initial  sampling  consisted  of  14  soil

samples and 20 rock samples collected from hand-dug pits.

One  of  two  areas  selected  for  this  work  returned  soil  samples  containing  gold  values  ranging

from  trace  up  to  848  ppb  with  elevated  arsenic  and  antimony  values.    Gold,  arsenic  and

antimony  values  were  consistently  higher  in  soil  samples  collected  over  granodiorite  intrusive host  rocks  suggesting  a  possible  genetic  association  between  the  intrusive  rocks  and  gold

mineralization.   Rock  samples  collected  from  the  same  hand-dug  pits  where  soil  samples  were

collected  returned  gold  values  ranging  from  trace  up  to  4,350  ppb  (4.3  gpt  or  0.127  opt).   Gold

was  associated  with  anomalous  arsenic  and  antimony  and  was  hosted  by  iron  oxide  stained

quartz-bearing  intrusives  and  quartz-mica  schist  of  the  Fairbanks  Schist.    The  extent  of  the

mineralization is open to expansion beyond the areas sampled to date in 2004.

Based  on  the  positive  results  from  preliminary  sampling,  additional  soil  and  rock  is  warranted with the goal of defining future drilling targets for this part of the Westridge property.

All geochemical samples were analyzed by ALS Chemex for gold via fire assay techniques plus

a   multi-element   suite   via   ICP   methods   with   four-acid   digestion.   Blanks   submitted   with

reconnaissance samples suggest no unusual or spurious geochemical results.

Qualified  Person:  Mr.  Curtis  Freeman,  MS,  P.Geo.,  Certified  Professional  Geologist  (#6901),

member  of  the  American  Institute  of  Professional  Geologists,  was  the  Qualified  Person  as

defined  by  National  Instrument  43-101  responsible  for  the  accuracy  of  the  September  29,  2004 news release reported above.

Two  distinct  gold-in-soil  anomalies,  the  East  and  West  Anomalies,  were  located  on  the  Westridge property  in  1999  by  a  Bombardier  auger  soil  sample  program  and  reverse  circulation  drilling  program.

The  West  anomaly  covers  an  area  of  approximately  1,220  metres  (4,000  feet)  NW-SE  by  914  metres

(3,000  feet)  NE–SW  and  is  defined  by  coincident  gold  and  arsenic-in-soils  results.   The  East  anomaly

extends  along  a  general  northeast  trend  for  2,230  metres  (7.000  feet)  and  represents  values  from  trace up to 1.64 ppm Au in soil.

Previous  drilling  has  resulted  in  significant  gold  intersected  with  values  up  to  6  metres  (20  feet)  of  gold grading 0.93 grams Au (0.033 opt Au).

Paul  D.  Gray,  P.Geo.,  is  a  qualified  person  as  defined  in  NI  43-101  and  also  qualified  under  the  rules stated  by  the  U.S.  Securities  Commission  (“SEC”),  and  has  verified  the  data  contained  in  this  news release for accuracy.

ABOUT TERYL RESOURCES

Teryl  Resources  Corp.  symbol  TRC.V  TSX  Venture  –  has  several  gold  prospects  in  Alaska  near  the

Kinross  Fort  Knox  Mine,  including  a  20%  interest  in  the  Gil  property,  and  one  silver  property  located  in

Northern B.C. adjacent to Silvercorp’s silver lead zinc discovery. Teryl also has a small revenue interest in

3  oil  and  gas  wells  in  Texas  with  Anadarko  Petroleum  as  the  operator.  See  www.terylresources.com website for more detailed information.

ON BEHALF OF THE BOARD OF DIRECTORS

"John Robertson"

John Robertson President

Press Release contact information:

John Robertson President, Teryl Resources Corp.

T: 800-665-4616

http://www.terylresources.com

READER ADVISORY

This news release may contain certain forward-looking statements, including management's assessment of future plans and

operations,   and   capital   expenditures   and   the   timing   thereof,   that   involve   substantial   known   and   unknown   risks   and

uncertainties,  certain  of  which  are  beyond  the  Company's  control.  There  can  be  no  assurance  that  such  statements  will prove  accurate,  and  actual  results  and  developments  are  likely  to  differ,  in  some  case  materially,  from  those  expressed  or implied by the forward-looking statements contained in this press release. Readers of this press release are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking  statements  contained  in  this  press  release  are  based  on  a  number  of  assumptions  that  may  prove  to  be incorrect,  including,  but  not  limited  to:  timely  implementation  of  anticipated  drilling  and  exploration  programs;  the  successful completion of new development projects, planned expansions or other projects within the timelines anticipated; the accuracy of  reserve  and  resource  estimates,  if  any,  grades,  mine  life  and  cash  cost  estimates;  whether  mineral  resources  can  be developed; title to mineral properties; financing requirements; changes in laws, rules and regulations applicable to Teryl, and

changes  in  how  they  are  interpreted  and  enforced,   delays  resulting  from  or  inability  to  obtain  required  regulatory  approvals and  ability  to  access  sufficient  capital  from  internal  and  external  sources,  the  impact  of  general  economic  conditions  in

Canada,  and  the  United  States,  industry  conditions,   increased  competition,  the  lack  of  availability  of  qualified  personnel  or management,  fluctuations  in  foreign  exchange,  stock  market  volatility  and  market  valuations  of  companies  with  respect  to announced  transactions.  The  Company's  actual  results,  performance  or  achievements  could  differ  materially  from  those expressed  in,  or  implied  by,  these  forward-looking  statements,  including  those  described  in  the  Company's  Financial

Statements,   Management   Discussion   and   Analysis   and   Material   Change   Reports   filed   with   the   Canadian   Securities

Administrators  and  available  at  www.sedar.com,  and  the  Company’s  20-F  annual  report  filed  with  the  United  States

Securities  and  Exchange  Commission  at  www.sec.gov.   Accordingly,  no  assurances  can  be  given  that  any  of  the  events anticipated  by  the  forward-looking  statements  will  transpire  or  occur,  or  if  any  of  them  do  so,  what  benefits,  including  the amount of proceeds, that the Company will derive therefrom.

Readers  are  cautioned  that  the  foregoing  list  of  factors  is  not  exhaustive.  All  subsequent  forward-looking  statements,

whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these  cautionary  statements.  Furthermore,  the  forward-looking  statements  contained  in  this  news  release  are  made  as  at the  date  of  this  news  release  and  the  Company  does  not  undertake  any  obligation  to  update  publicly  or  to  revise  any  of  the included  forward-looking  statements,  whether  as  a  result  of  new  information,  future  events  or  otherwise,  except  as  may  be required by applicable securities laws.

This  news  release  does  not  constitute  an  offer  to  sell  or  a  solicitation  of  an  offer  to  buy  any  of  the  securities  in  the  United

States.  The  securities  of  the  Company  have  not  been  registered  under  the  United  States  Securities  Act  of  1933,  as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to

U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Neither  TSX  Venture  Exchange  nor  its  Regulation  Services  Provider  (as  that  term  is  defined  in  the  policies  of  the  TSX

Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.